FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel: 00 33 1 46 29 08 00
(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________.]

MEDIA RELEASE

Wavecom Announces First Quarter 2008 Financial Results

Issy-les-Moulineaux (France) – April 23, 2008 – Wavecom S.A. today announced financial results for its first quarter 2008 ending March 31, 2008.

Ron Black, Wavecom Chief Executive Officer, commented: “During the first quarter of 2008, we made a key strategic acquisition of Anyware Technologies, a dynamic company recognized for creating advanced software solutions that optimize enterprise processes. Its M2M-specific solutions perfectly complement Wavecom's secure and scalable Intelligent Device Services (IDS) platform, with the combination creating the most advanced end-to-end software solution in the industry. This acquisition is a significant milestone in the implementation of our strategy with a key focus on the development of services.” He added, “Facing an overall uncertain global economic environment our sales teams have redoubled their efforts to bring in new design-wins that should stimulate sales.”

In millions of euros (Under US GAAP)	Consolidated Group Results

	Q1 2007	Q4 2007	Q1 2008

Revenues	48.1	45.7	38.1
Gross profit	20.5	23.2	19.6
Operating expenses	19.0	20.9	22.7
Operating income/(loss)	1.6	2.3	(3.1)
Net income/(loss)	1.9	7.1	(2.3)
Additional information
Operating income/(loss)	1.6	2.3	(3.1)
Stock based related expenses	(0.7)	(1.7)	(4.9)
Amortization expense related to acquisitions:	(1.1)	(0.8)	(0.9)
Operating income before stock based compensation and amortization expense related to acquisitions:	3.4	3.4	2.7

First Quarter 2008 Highlights:

All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP), unless otherwise noted. Condensed and consolidated financial tables are provided at the end of this release.

Revenues: Revenues for the first quarter 2008 were €38.1 million, declining 21% year-on-year (15% at constant currencies, i.e. using the Q1 2007 exchange rate for the U.S. dollar to the euro), as the weak U.S. dollar had a negative impact of approximately €3 million. Revenues declined 17% versus fourth quarter 2007 or 15% at constant currencies. Services revenue accounted for €1.2 million and was mainly generated by two months of revenues from Anyware Technologies.

As a result of the uncertain worldwide economic situation, sales have slowed in all of our regions as some customers have pushed out new product development plans and are taking a conservative position on placing orders. In addition, one major project from a US customer came to an end in the 3rd quarter of 2007 which had been part of the revenue in Q1 2007.

In the first quarter 2008, the breakdown of product revenues by region was as follows: EMEA 52%, Americas 31% and APAC 17%.

Revenues from the top ten customers represented 56%, seven of which were (indirect) distributor accounts in Q1 2008, flat to the previous quarter.

Backlog: The 12-month product backlog at March 31, 2008 was €37.5 million compared to €41.7 million at December 31, 2007. The reduction of backlog is largely coming from the US as some large customers are keeping their inventories to a minimum. Backlog as of any given date may not be an accurate indicator of sales for any future period.

Gross Margin: For the first quarter 2008 gross profit amounted to €19.6 million, representing 51.5% of sales compared to 50.7% in the fourth quarter 2007 and 42.7% in Q1 2007. The gross margin from products also increased incrementally to 52.8% of sales compared to 51.6% the previous quarter and 45.6% in Q1 2007, mainly explained by a continued positive operational performance.

Operating Expenses: Total operating expenses for the first quarter 2008 of €22.7 million increased as compared to the previous quarter of €20.9 million and €19.0 million in Q1 2007. In order to reduce the cost structure for the future, the Board of Directors decided to propose to the beneficiaries of one stock option plan to cancel the grants. Consequently, under SFAS123R, this cancellation (which was approved by a majority of the beneficiaries of the plan) has resulted in additional expenses in the first quarter of 2008 bringing the stock-based related expenses to a total €4.9 million versus €1.7 million in fourth quarter 2007. Excluding stock-based related expenses, operating expenses amounted to €17.9 million versus €19.2 million in fourth quarter 2007 a reduction of 7% and €18.3 million a year ago. At March 31, 2008, headcount (salaried employees) stood at 485 increasing from 418 at December 31, 2007, due mainly to the acquisition of Anyware Technologies.

Profit: Operating result for the first quarter 2008 was a loss of €3.1 million, decreasing from a €2.3 million profit in the previous quarter. This decline is mainly due to the additional stock based related expenses. In Q1 2007, Wavecom reported an operating profit of €1.6 million.

The Company reported a net loss of €2.3 million for the first quarter 2008, compared to €7.1 million of profit recorded in the previous quarter and a profit of €1.9 million for the same period the year before.

As shown in the above table (on page one), on a non-GAAP basis, excluding stock-based related expenses and expenses related to our acquisitions, the operating income was €2.7 million for the first quarter 2008, compared to €4.8 million for the previous quarter and €3.4 million a year ago.

Balance sheet: Wavecom’s cash and marketable securities position decreased quarter-on-quarter from €139.3 million to €127.5 million at March 31, 2008 mainly due to the acquisition of Anyware Technologies in January 2008. Inventory decreased incrementally to €4.9 million compared with €6.0 million the previous quarter as the Company continues to carefully monitor its inventory levels to meet customer demand. DSOs (Days Sales Outstanding) were 67 days compared with 58 days the previous quarter mainly due to the timing of the sales.

Chantal Bourgeat, Wavecom CFO, concluded: “This quarter we had a significant one-time additional expense related to the cancellation of one stock option plan, aimed at reducing expenses for the future. Given the macro economic environment, we will continue to focus on cost control. We are seeking strategic acquisition opportunities in order to enhance our product and services offer to meet future market evolution, and our solid balance sheet puts us in a position to be able to move quickly once identified candidates are evaluated. ”

Business Highlights:

Wavecom S.A. acquired Anyware Technologies, an industry leader in machine-to-machine (M2M) client-server software solutions located in Toulouse, France. Anyware Technologies is a recognized leader in developing M2M software solutions for customers who use wireless technology to enhance business processes.

Wavecom and ORBCOMM, announced a joint marketing agreement whereby the two companies will work together to address the growing demand for devices that combine both satellite and terrestrial wireless communications. This agreement allowed us access technology behind a groundbreaking new device that combines cellular, satellite and GPS technology (select models) on a single device: the Wavecom Q52 Omni Wireless CPU®. Based on Wavecom Wireless Microprocessor® technology, the Q52 Omni embodies unprecedented integration by embedding control of all three technologies on a single processor, enabling significant cost savings over existing multiprocessor solutions. The powerful, built-in ARM9 processor and included Open AT® Software Suite allow developers to develop, embed and execute their applications directly on the device.

Wavecom received the distinction of being awarded the 2008 trophy for innovation at a ceremony organized by the group Automotive Design (ADN) Center of PSA in Vélizy (France), March 10. This year’s award for innovation was given to Wavecom in recognition of its revolutionary inSIM® embedded SIM concept.

Conference Call:

Today at 3:00 p.m. (Paris time) Wavecom management will host a conference call in English reserved for financial professionals commenting on its first quarter 2008 results. To access this call, please use the following numbers: +33 (0) 1 70 99 4295 in France, +44 (0) 20 7806 1966 in the U.K. and +1 718 354 1385 in the U.S. Visit the Wavecom corporate website: www.wavecom.com investors section to listen to the conference call commentary webcast (in English).

Wavecom will announce its second quarter 2008 results on July 23, 2008 at 7:00 a.m. Paris time.

About Wavecom

Wavecom is a worldwide leader in embedded industrial wireless communication solutions for automotive, machine-to-machine and mobile professional applications. Wavecom's solutions include the Open AT® software platform encompassing the Wavecom Open AT® Operating System, a wide range of Plug-Ins, the Open AT® Integrated Development Environment (IDE) along with a market-leading range of Wireless CPUs (Central Processing Units), and an expanding portfolio of services. These complete embedded solutions enable makers of all types of machines to develop a new breed of intelligent wireless applications, without the need of external processors and other ASICs (Application Specific Integrated Circuits) and components.

Founded in 1993 and headquartered in Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), and Farnborough (UK). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

For further information please contact:
Lisa Ann Sanders	John D. Lovallo
Director, Communications and	Solebury Communications Group,
Investor Relations	Tel: + 1 203-428-3215
Tel. +33 1 46 29 41 81	Jlovallo@soleburycomm.com
lisaann.sanders@wavecom.com

This press release contains forward-looking statements that relate to the Company's future business performance, operating expenses and financial results and objectives. Such forward-looking statements are based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties. Potential risks and uncertainties include, without limitation, whether the company will be commercially successful in implementing its strategies, whether there will be continued growth in the vertical markets and demand for the Company’s products, the Company’s reliance on a single contrac manufacturer in China for all production requirements; an unanticipated decrease in orders from one of the Company’s principal customers or customer cancellation or scale-down of a major project, changes in foreign currency exchange rates, dependence on third parties, new products or technological developments introduced by competitors, customer and supplier concerns regarding the company’s overall financial position, and risks associated with managing growth. Unfavorable developments in connection with these and other risks and uncertainties described in the Company's reports on file with the Securities and Exchange Commission could cause the Company to fail to achieve the anticipated or targeted performance or results. As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	March 31, 2007	Three months ended December 31, 2007	March 31, 2008

	Euro	Euro	Euro
Revenues :
Product sales	47,785	44,543	36,907
Services revenue	332	1,205	1,196

	48,117	45,748	38,103
Cost of revenues :
Cost of goods sold	26,012	21,543	17,427
Cost of services	1,559	1,009	1,054

	27,571	22,552	18,481

Gross profit	20,546	23,196	19,622
Operating expenses :
Research and development	7,758	9,132	9,724
Sales and marketing	5,413	5,896	7,198
General and administrative	5,784	5,911	5,823

Total operating expenses	18,955	20,939	22,745

Operating income (loss)	1,591	2,257	(3,123)

Interest income and other financial income, net	417	871	825
Foreign exchange loss, net	(48)	(512)	(44)

Total financial income	369	359	781

Income (loss) before income taxes	1,960	2,616	(2,342)
Income tax expense (benefit)	12	(4,461)	(7)

Net income (loss)	1,948	7,077	(2,335)

Basic net income (loss) per share	0.13	0.46	(0.15)

Diluted net income (loss) per share	0.12	0.39	(0.15)

Number of shares used for computing :
- basic	15,401,390	15,221,619	15,254,603
- diluted	16,230,460	18,916,763	15,254,603

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except for share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,	At March 31,
	2007	2008

	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	4,677	5,537
Marketable securities	134,610	121,975
Accounts receivable, net	29,467	27,631
Inventory	6,032	4,925
Value added tax recoverable	1,124	962
Prepaid expenses and other current assets	3,141	3,794
Deferred tax assets	4,514	4,514

Total current assets	183,565	169,338

Other assets :
Long-term investments	3,731	5,648
Other assets and Interest in associates	4,517	4,372
Research tax credit	2,049	2,590
Income tax receivable	13,083	13,083
Intangible and tangible assets, net	16,336	19,560
Goodwill	8,117	16,629

Total assets	231,398	231,220

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
Accounts payable	27,612	24,697
Accrued compensation	8,584	6,117
Current portion of other accrued expenses	3,572	3,649
Current portion of convertible bonds	664	351
Current portion of capitalized lease obligations	207	292
Deferred revenue and advances received from customers	307	1,210
Deferred tax liabilities	-	306
Other liabilities	3,652	5,756

Total current liabilities	44,598	42,378

Long-term liabilities :
Long-term portion of other accrued expenses	16,636	15,799
Long-term portion of convertible bonds	80,500	80,500
Long-term portion of capitalized lease obligations	340	365
Other long-term liabilities	616	762

Total long-term liabilities	98,092	97,426

Shareholders' equity :
Shares, euro 1 nominal value, 15,800,131 shares authorized, issued and outstanding at March 31, 2008 (15,796,591 at December 31, 2007)	15,797	15,800
Additional paid-in capital	146,052	150,962
Treasury stock at cost (544,322 shares at March 31, 2008 and December 31, 2007)	(8,823)	(8,823)
Accumated deficit	(62,548)	(64,883)
Accumulated other comprehensive income (loss)	(1,770)	(1,640)

Total shareholders' equity	88,708	91,416

Total liabilities and shareholders' equity	231,398	231,220

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended March 31,

	2007	2008

	Euro	Euro
Cash flows from operating activities :
Net income (loss)	1,948	(2,335)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Amortization and impairment of intangible and tangible assets	2,254	2,147
Amortization of debt issue costs	-	140
Share-based compensation	692	4,876
Loss (gain) on sales and retirement of tangible assets	4	(23)
Disposal of marketable securities, net	-	12,682
Deferred tax	-	(24)
Net decrease in cash from working capital items	(5,127)	(1,915)

Net cash provided (used) by operating activities	(229)	15,548

Cash flows from investing activities :
Acquisition (disposal) of long-term investments	18	(1,917)
Purchases of intangible and tangible assets	(924)	(1,655)
Acquisition of certain assets, net of cash acquired	-	(10,750)
Proceeds from sale of intangible and tangible assets	-	35

Net cash used by investing activities	(906)	(14,287)

Cash flows from financing activities :
Principal payments on capital lease obligations	(90)	(73)
Proceeds from exercise of stock options and founders' warrants	284	37

Net cash provided (used) by financing activities	194	(36)
Effect of exchange rate changes on cash and cash equivalents	(107)	(365)

Net increase (decrease) in cash and cash equivalents	(1,048)	860
Cash and cash equivalents, beginning of period	54,776	4,677

Cash and cash equivalents, end of period	53,728	5,537

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: April 23, 2008	By: /s/ Chantal Bourgeat

Chantal Bourgeat
Chief Financial Officer